LAW OFFICE
of
EUGENE MICHAEL KENNEDY, P.A.
964 Southeast Ninth Avenue, Pompano Beach, Florida 33060

TELEPHONE (954) 524-4155	FACSIMILE (954) 524-4156

April 13, 2009

Tom Kluck, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Mail Stop 4561

Attn: Jerard Gibson, Esq.

Re:	The Parkview Group, Inc. (the “Company”);
Amendment No. 3 to Form 10; File No. 000-53491
Response to Staff Comment Letter dated March 16, 2009;
(Received March 23, 2009).

Gentlemen:

          This is in response to the Staff’s comments related to the Company’s Amendment No. 2 to its Form 10 filed on February 23, 2009, and contained in the Staff’s letter addressed to Richard B. Frost dated March 16, 2009.

          The following responses address like numbered paragraphs in the Staff’s March 16th comment letter and, where applicable, reflect the Company’s Amendment No. 3 to Form 10 filed today:

          General Comments

1.	All sections of the registration statement have been updated as applicable in Amendment No. 3 to the Company’s Form 10 filed today.

          Business, page 1

          General, page 2

2.

To date, no material progress has been made by the Company in expanding its business model. Corresponding disclosure has been added, updated on pages 1, 2, 3 and 4. of Amendment No. 3 to the Company’s Form 10 filed today.

          Item 2. Financial Condition

          Results of Operations, page 8

3.

The disclosure on page 4, Results of Operations, has been expanded in Amendment No. 3 to the Company’s Form 10, filed today, to add management’s explanation as to why there has been a downward trend and diminished revenues for the last six years.

          Financial Statements

          Unaudited Interim Financial Statements for the Quarter Ended September 30, 2008

4.

Footnote 7 to SFAS 7 states: “For a dormant enterprise that is reactivated to undertake development stage activities, the disclosure of cumulative amounts required by this paragraph shall be from inception of the development stage.” The Registrant was considered “dormant” from June 2, 2006 through December 31, 2006 because it failed to generate any operating revenues from consulting or any other business activity during that period.

          Further, the first resolution of the Registrant’s Unanimous Written Consent of the Board of Directors dated December 31, 2006 states: “RESOLVED, that effective January 1, 2007, the Corporation is hereby authorized to explore new business opportunities, develop a new plan of operations, raise working capital, and develop markets for its services.” The language of the resolution conforms to the classic definition of “development stage”, and the Registrant was, therefore, considered to be a development stage company beginning January 1, 2007.

          Consistent with the foregoing, the Registrant respectfully submits that the presentation of its financial statements as a development stage enterprise, based on Footnote 7 to SFAS 7, is in compliance with the applicable disclosure requirements and enhances the overall disclosure in our filing.

We consider the foregoing to be, in the aggregate, fully responsive to the Staff’s latest comment letter. In connection with these responses to the Staff’s comments, Parkview acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A redline copy of the changes we’ve made in Amendment No.3 in response to the Staff’s comments, was previously dispatched to the Staff under separate cover by overnight delivery (Fed X) for morning delivery on March 30, 2009 and discussed with the Staff by telephone, and by Memorandum to Mr. Jorge Bonilla filed March 31, 2009.

Sincerely,

Law Office of Eugene Michael Kennedy, P.A.
Special counsel for The Parkview Group, Inc.

/s/ E. M. Kennedy

By:	Eugene M. Kennedy, Esq.